VIA EDGAR	Confidential Treatment
Requested by Beazer Homes USA, Inc.
Under 17 C.F. R. §200.83

March 28, 2006

Mr. Rufus Decker

Accounting Branch Chief

Ms. Meagan Caldwell

Staff Accountant

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549-7010

Dear Mr. Decker and Ms. Caldwell,

We are in receipt of your letter dated March 14, 2006.  This letter provides the information requested, including supplemental information supporting our conclusions.

Background

Beazer Homes has 31 homebuilding divisions which meet the definition of an operating segment in paragraph 10 of SFAS 131 (see Appendix A [***] for a listing of our homebuilding divisions).  We aggregate our operating segments into one reportable segment, the homebuilding segment, as our divisions have similar long-term financial performance and meet the other aggregation criteria in paragraph 17 of SFAS 131.  As indicated in our letter dated March 13, 2006, and as noted in Appendix A, although our divisional gross profit margins fluctuate from period to period, over time they are similar, ranging from the mid-teens to mid-twenties. Gross margins have fluctuated within this range irrespective of geographic location as management believes the factors discussed in the following are the principle determinants of changes in gross margins over the medium and long-term.  Appendix A also provides a detailed analysis of revenues and gross margin by division with explanations of any divisions consistently outside the aforementioned range which we would be pleased to review with you.

The key factors affecting revenues and gross profits of our divisions at a particular time include:

•                  Our success in sourcing and acquiring land and whether we are developing our own land or purchasing/optioning finished lots from a developer;

•                  Our ability to offer the appropriate product designs and locations to our targeted home buyers;

•                  Our effective use of inventoried homes to accelerate sales;

•                  Our ability to design and build homes efficiently;

•                  The strength of our local management and sales teams;

•                  Local weather conditions, national and local economic conditions; and

•                  Demographic trends and competitive conditions.

[***] The Company has submitted this portion of the response letter separately because it requests that such portion be kept confidential by the Staff pursuant to 17 C.F.R. section 200.83.

In addition, individual communities within a division typically have a selling period of 2 to 3 years.  During the life of a community, gross margins typically vary significantly as the community passes through the various phases – “opening”, “now selling” and “close-out”.  An individual market’s gross margins are also impacted by the method of market entrance (greenfield or company acquisition) and land acquisition strategies subsequently employed (land inherited through acquisition of existing businesses generate lower home sale margins as such land is recorded at the fair market value at date of acquisition).

Response to Questions

Addressing your comments on page 2 of your letter dated March 14, 2006, “Your disclosure on page 22 of your Form 10-K for the fiscal year ended September 30, 2005 states that the factors which contributed to the $130.2 million goodwill impairment charge were certain underperforming markets in Indiana, Ohio, Kentucky and Charlotte, North Carolina.  The forecasts and valuations of the respective divisions, along with weaker than anticipated local economies, particularly in the Midwest markets, and severe price competition, particularly at entry level price points;… Please tell us how you determined the above were similar economic characteristics, which result in similar long-term financial performance and trends”:

Our analysis of the aggregation criteria in SFAS 131 considered the impact of our goodwill impairment charge in certain “underperforming markets in Indiana, Ohio, Kentucky and Charlotte, North Carolina”.  These markets were acquired as part of our April 2002 acquisition of Crossmann Communities (“Crossmann”).  In our March 2005 assessment of the recoverability of goodwill of the divisions within these markets, our expectation of long-term future gross margins was in the relevant range of the long-term expected margins of all of our divisions.  Nevertheless, the gross margins we were experiencing at that time, as compared to our expectations at the time of the acquisition, were less than anticipated as a result of operational challenges encountered in post-acquisition integration.  These challenges included construction issues in certain homes built by Crossmann, in addition to more severe price competition at entry level price points in these markets.  Moisture intrusion and mold claims related to homes built by a subsidiary of Crossmann led to a class action lawsuit (see note 14 to our consolidated financial statements in our Form 10-K for the fiscal year ended September 30, 2005).  As this class action was highly publicized in the markets Beazer entered through the Crossmann acquisition, perceptional issues in the markets negatively impacted post-acquisition performance.  Also, the integration of legacy Crossmann communities, which included changing the Crossmann product offerings to be consistent with those of Beazer communities, proved to be more difficult than originally anticipated.

Therefore, we do not consider the goodwill impairment charge related to the divisions in Indiana, Ohio, Kentucky and Charlotte, North Carolina to be indicative of dissimilar economic characteristics when compared to our other divisions.  The charge is a result of primarily internal factors as discussed above.

Addressing your comments on page 2 of your letter, “the differences in the economies driving certain of your markets, which have affected your orders and revenues, … Please tell us how you determined the above were similar economic characteristics and result in similar long-term financial performance and trends”:

The economic factors driving orders, revenues and gross margins within the homebuilding industry include interest rates, mortgage availability, economic sentiment, affordability, employment growth and population growth.  These factors collectively impact orders, revenues and gross margins regardless of the geographic location.  However, other factors unrelated to the particular geographic location such as timing of community openings, product mix, land bases, availability of homes at any given point and, most importantly, operational execution, will also drive variability in sales, new orders and margins. Also, revenues and gross margins will typically lag behind in divisions where a higher percentage of communities are in the opening or closing stages versus the “now selling” phase.

Because these factors will affect our divisions in different ways at different times, there will always be a certain amount of variability in sales, gross margins, and new orders from what is typically expected from any given division over the long term.  But, it is our experience that the long term expectations are reasonable and reflective of long term performance.  As a result, we do not believe that these factors suggest our divisions exhibit dissimilar economic characteristics.

Addressing your comments on page 2 of your letter “the availability of land and your ability to purchase land in certain regions of the country, which will impact your future economic performance in these regions,… Please tell us how you determined the above were similar economic characteristics which results in similar long-term financial performance and trends”:

The land bank of each of our divisions consists of a mix of owned and optioned land. With respect to the economic impact of land availability and our ability to purchase/option land, we typically enjoy higher margins (by 3% to 4%) in communities where we develop land ourselves; however, we also assume higher risk, utilize available debt capacity and have a lower asset turnover.  The mix of owned versus optioned land varies by market and over time within a market depending upon land availability, size of the transaction, corporate level financing decisions and development risk.  For these reasons, we do not believe the factors that we consider in our land acquisitions causes our homebuilding divisions to exhibit dissimilar economic characteristics over the long term.

Key Metrics and Quantitative Analysis

Our chief operating decision maker uses standard metrics, both financial (including revenues and gross profit) and operational to evaluate divisional performance and compensate our managers on a periodic basis.  In deciding how to allocate capital for land purchases, the chief operating decision maker reviews and approves each proposed land purchase independently and decides whether or not to allocate resources to that purchase based primarily on the estimated merits of the project irrespective of geographic market.  The cost of capital against which each project is measured independently is 14%.

Appendix A to this letter provides you with the quantitative analysis requested for each of the last five fiscal years, the most recent interim period and budgeted data for the remainder of our current fiscal year.  Our analysis includes explanations for any apparent differences in economic characteristics for certain divisions as compared to other divisions for a period and why these differences would not be considered an indication of differences in economic characteristics.

We have reviewed paragraph 18 of SFAS 131 which states:

“An enterprise shall report separately information about an operating segment that meets any of the following quantitative thresholds:

a.         Its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all operating segments.

b.        The absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of (1) the combined reported profit of all operating segments that did not report a loss or (2) the combined reported loss of all operating segments that did report a loss.

c.          Its assets are 10 percent or more of the combined assets of all operating segments.

Operating segments that do not meet any of the quantitative thresholds may be considered reportable, and separately disclosed, if management believes that information about the segment would be useful to readers of the financial statements.”

Over the past five years, only two of our divisions have ever met the 10% threshold for revenue, only three have ever met the threshold for gross profit (including one of the divisions that met the revenue threshold) and none have met the 10% threshold for assets.  For the quarter ended December 31, 2005, only one division met the 10% threshold for gross profit and none of the divisions met the thresholds for either revenue or assets.

We have reviewed paragraph 73 of SFAS 131 which further qualifies the requirement of paragraph 18 above and states:

“The Board believes that separate reporting of segment information will not add significantly to an investor’s understanding of an enterprise if its operating segments have characteristics so similar that they can be expected to have essentially the same future prospects. The Board concluded that although information about each segment may be available, in those circumstances the benefit would be insufficient to justify its disclosure.  For example, a retail chain may have 10 stores that individually meet the definition of an operating segment, but each store may be essentially the same as the others.”

Our 31 divisions consist of over 500 individual communities which are essentially the same as retail stores.

In addition, we also reviewed the answer to Question 8 of the FASB Staff Implementation Guide for SFAS 131 which states, in part:

“…Statement 131 states that operating segments are considered to be similar if they can be expected to have essentially the same future prospects. Therefore, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. In other words, if the segments do not currently have similar gross margins and sales trends but the economic characteristics and the other five criteria are met and the segments are expected to again have similar long-term average gross margins and sales trends, the two segments may be aggregated. As stated in paragraph 17 of Statement 131:

Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. [Emphasis added.]

We believe that our 31 divisions exhibit similar long-term performance and, therefore, have similar economic characteristics.

If we reported our operating segments on a disaggregated basis (grouped by a narrower range of gross profit margins, for example), frequent changes in the segmentation of our business would be necessary and we do not believe that the usefulness of our financial statements would be enhanced by the resulting variability in the mix of reportable segments.   We also do not believe it is appropriate to group our divisions by regions for purposes of segment reporting based on the short-term variability of margins within any given region.  As noted in Appendix A, gross margins for 2005 varied within our regions as follows: [***]

[***] The Company has submitted this portion of the response letter separately because it requests that such portion be kept confidential by the Staff pursuant to 17 C.F.R. section 200.83.

As we are in the business of building homes, we view our 31 divisions as homogenous operating segments.

Conclusion

The aforementioned factors all contribute to a certain level of variation in our gross margins across all of our divisions at a given point of time.  The impact of each of these factors is temporary in nature.  A particular division may have lower than expected margins in one or more periods due to our lack of success with any of the previously discussed factors.  We expect, over time, our gross margins will range from the mid-teens to mid-twenties, which we believe is consistent with the position that all of our divisions (and therefore our segments) exhibit similar economic characteristics.

Other Considerations

Previous SEC Review

We are also including, as Appendix B [***], for your consideration our previous communications with the Staff, dated June 29, 2001 and June 7, 2001 related to the Staff’s comment letters to us dated June 15, 2001 and May 25, 2001 in which we articulated our assertions that our divisions exhibited similar economic characteristics.  While our business has grown since that time, both as a result of the Crossmann acquisition and organic growth of the legacy Beazer divisions, and we have experienced some resulting benefits from economies of scale and purchasing power, the economic characteristics of our divisions have not fundamentally changed.

Reporting of Homebuilding Segments in the Industry

We wish to reiterate that the aggregation into one reportable homebuilding segment is consistent with industry practice, based on our review of all eighteen publicly-owned competitors, who have geographically diverse operations similar to ours and who report their domestic homebuilding operations as one segment.

Geographic Disclosure Provided

Although we believe our homebuilding operations constitute one reportable segment, we provide extensive financial and operating metrics in the MD&A of our annual report on Form 10-K by geographic market or region for the benefit of investors.  This information includes revenues, dollar value of homes in backlog, average sales price per home, the number of active subdivisions at year end, amount of land controlled, and numbers of closings, new orders and homes in backlog.  We also discuss temporary changes in gross margin trends and our expectations of future performance.  We do not believe that additional geographic information is necessary for investors to understand our operations.

[***] The Company has submitted this portion of the response letter separately because it requests that such portion be kept confidential by the Staff pursuant to 17 C.F.R. section 200.83.

Future Disclosure

As noted in our previous letter dated March 13, 2006, in future filings, we will include a disclosure similar to the following and will continue to assess whether our markets meet the aggregation criteria of paragraph 17 of SFAS 131:

The Company presents its segment information in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.”  The Company’s homebuilding operating divisions have similar economic characteristics and meet the other aggregation criteria in SFAS 131. Therefore, our homebuilding operating divisions have been aggregated into a single homebuilding reportable segment.

If you have any questions or comments regarding the foregoing, please contact me at (770) 829-3700.

Very truly yours,

BEAZER HOMES USA, INC.

/s/ James O’Leary
James O’Leary
Executive Vice President and
Chief Financial Officer